SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

HASTINGS MANUFACTURING COMPANY
(Name of Issuer)

COMMON STOCK, $2 Par Value
(Title of Class of Securities)

418398103
(CUSIP Number)

Mr. Mark R. S. Johnson, Co-Chief Executive Officer
Hastings Manufacturing Company
Hastings, Michigan 49058
                                         (616) 945-2491
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Warner Norcross & Judd LLP
111 Lyon Street, N.W., Suite 900
Grand Rapids, Michigan 49503
(616) 752-2000
Attention: Stephen C. Waterbury

                                         November 15, 1999
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ]

        Check the following box if a fee is being paid with this statement [   ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than 5 percent of such class. See Rule 13d-7.)

Page 1 of 42 Pages

CUSIP No. 418398103	13D	Page 2 of 42 Pages

(1)	Name of Reporting Person:	Stephen I. Johnson Family Group

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	386,534
Beneficially Owned	(8)	Shared Voting Power:	386,534
By Reporting Person	(9)	Sole Dispositive Power:	386,534
With	(10)	Shared Dispositive Power:	386,534

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 386,534

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 50.4%

(14)	Type of Reporting Person:	OO

CUSIP No. 418398103	13D	Page 3 of 42 Pages

(1)	Name of Reporting Person:	Stephen I. Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	227,218
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	227,218

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 227,218

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 29.9%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 4 of 42 Pages

(1)	Name of Reporting Person:	Isabel Sage Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 5 of 42 Pages

(1)	Name of Reporting Person:	Mark R. S. Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	64,375*
Beneficially Owned	(8)	Shared Voting Power:	1,350**
By Reporting Person	(9)	Sole Dispositive Power:	64,375*
With	(10)	Shared Dispositive Power:	1,350**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,725

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 8.6%

(14)	Type of Reporting Person:	IN

*	The share amounts shown in these rows do not include 158,532 shares held by S&I Johnson Limited Partnership. Mr. Johnson disclaims any beneficial ownership of such shares.
**	The shares shown in these rows are shares that are owned by Kathryn Johnson, the wife of Mark R. S. Johnson.

CUSIP No. 418398103	13D	Page 6 of 42 Pages

(1)	Name of Reporting Person:	Kathryn L. Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	1,350
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	1,350
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.2%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 7 of 42 Pages

(1)	Name of Reporting Person:	Andrew F. Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	26,722*
Beneficially Owned	(8)	Shared Voting Power:	5,621**
By Reporting Person	(9)	Sole Dispositive Power:	26,722*
With	(10)	Shared Dispositive Power:	5,561**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,343

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 4.2%

(14)	Type of Reporting Person:	IN

*	The share amounts shown in these rows do not include 158,532 shares held by S&I Johnson Limited Partnership. Mr. Johnson disclaims any beneficial ownership of such shares.
**	The shares shown in these rows are shares that are owned by a trust of which Patricia Johnson, the wife of Andrew F. Johnson, is the trustee.

CUSIP No. 418398103	13D	Page 8 of 42 Pages

(1)	Name of Reporting Person:	Patricia T. Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	5,621
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	5,621
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,621

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.7%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 9 of 42 Pages

(1)	Name of Reporting Person:	The Aben E. Johnson Trust Under Will

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	28,222
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	28,222
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,222

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 3.7%

(14)	Type of Reporting Person:	OO

CUSIP No. 418398103	13D	Page 10 of 42 Pages

(1)	Name of Reporting Person:	The Anna M. Johnson Trust (FBO Stephen I. Johnson, Aben E. Johnson, Jr. and Agnes Blacklidge-Nelson)

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	20,232
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	20,232
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,232

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 2.7%

(14)	Type of Reporting Person:	OO

CUSIP No. 418398103	13D	Page 11 of 42 Pages

(1)	Name of Reporting Person:	The Anna M. Johnson Trust (FBO Barbara von Reis)

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	20,232
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	20,232
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,232

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 2.7%

(14)	Type of Reporting Person:	OO

CUSIP No. 418398103	13D	Page 12 of 42 Pages

(1)	Name of Reporting Person:	Hastings City Bank

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	68,686
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	68,686

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,686

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 9.0%

(14)	Type of Reporting Person:	BK

CUSIP No. 418398103	13D	Page 13 of 42 Pages

(1)	Name of Reporting Person:	Martha Johnson Fleming

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned	(8)	Shared Voting Power:	15,858
By Reporting Person	(9)	Sole Dispositive Power:	0
With	(10)	Shared Dispositive Power:	15,858

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,858

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 2.1%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 14 of 42 Pages

(1)	Name of Reporting Person:	Stephen Fraser Johnson

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	15,390
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	15,390
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,390

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 2.0%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 15 of 42 Pages

(1)	Name of Reporting Person:	SAMCO, Inc.

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	158,532
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	158,532
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,532

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 20.8%

(14)	Type of Reporting Person:	CO

CUSIP No. 418398103	13D	Page 16 of 42 Pages

(1)	Name of Reporting Person:	S&I Johnson Limited Partnership

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

Number of Shares	(7)	Sole Voting Power:	158,532
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	158,532
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,532

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 20.8%

(14)	Type of Reporting Person:	PN

CUSIP No. 418398103	13D	Page 17 of 42 Pages

(1)	Name of Reporting Person:	The Stephen and Isabel Johnson Generation Trust

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Michigan

Number of Shares	(7)	Sole Voting Power:	158,532
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	158,532
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,532

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 20.8%

(14)	Type of Reporting Person:	OO

CUSIP No. 418398103	13D	Page 18 of 42 Pages

(1)	Name of Reporting Person:	Thomas R. Taffee

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	21,000
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	21,000
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 2.8%

(14)	Type of Reporting Person:	IN

CUSIP No. 418398103	13D	Page 19 of 42 Pages

(1)	Name of Reporting Person:	Marguerite B. Taffee

(2)	Check the Appropriate Box	(a) [x]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	9,000
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	9,000
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 1.2%

(14)	Type of Reporting Person:	IN

        This Schedule 13D, previously filed by members of the Stephen I. Johnson Family Group (the "Family Group") on or about October 26, 1982, and as amended by Amendment No. 1 filed on or about November 26, 1982, and Amendment No. 2 filed on or about April 1, 1993, is amended and restated as set forth herein, to update information concerning the Family Group's membership and stock holdings in Hastings Manufacturing Company.

Item 1.	Security and Issuer.

Name of Issuer:

Hastings Manufacturing Company

Title of Class of Equity Securities:

Common Stock, $2 par value

Address of Issuer's Principal Executive Offices:

325 North Hanover
Hastings, Michigan 49058

Item 2.	Identity and Background.

        This Amendment No. 3 to Schedule 13D is being filed on behalf of the Family Group. The Family Group consists primarily of family members and close relatives of Stephen I. Johnson, former President and Director of Hastings Manufacturing Company ("Hastings"), and related trusts and other entities. The identity and background of the members of the Family Group is more specifically described below.

        The Family Group was initially organized in connection with a special meeting of Hastings shareholders on December 16, 1982, for purposes of authorizing an issuer tender offer by Hastings which terminated on January 28, 1983. On October 26, 1982, the Family Group filed Schedule 13D with the Securities and Exchange Commission and the American Stock Exchange Commission stating that Family Group members believed it was in the best interest of Hastings and its shareholders that Hastings remain an independently owned corporation and further stating that Family Group members intended to oppose any takeover attempt which would result in Hastings no longer remaining an independently owned corporation. The Schedule 13D was amended by the filing of Amendment No. 1 on or about November 26, 1982 and Amendment No. 2 on or about April 1, 1993. By the filing of this Amendment No. 3, the Family Group is reaffirming its commitment to resist any hostile takeover attempt which is not in the best interest of Hastings, its shareholders, employees, and the local community in Hastings, Michigan.

        The identity and background of the individual members of the Family Group are as follows:

        1.      (a)        Stephen I. Johnson

                 (b)        907 West Madison Street, Hastings, Michigan 49058 (residence).

                 (c)        Retired. Former President and Director of Hastings. Hastings is primarily a manufacturer of piston rings for automotive and light duty truck applications for the replacement market. In addition, certain of Hastings' piston ring products are produced for original equipment applications. To a lesser extent, Hastings packages and sells automotive mechanics' specialty tools and additives for engines, transmissions and cooling systems.

                 (d)        During the past 5 years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Mr. Johnson is a U.S. citizen.

        2.      (a)        Stephen I. Johnson Trust. (Revocable living trust created by Stephen I. Johnson, of which Stephen I. Johnson and Isabel Sage Johnson are trustees. The trust is managed for the benefit and the direction of the settlor and may be amended by the settlor at any time during his lifetime. The trust becomes irrevocable upon the death of the settlor and is to be distributed or held in further trust in accordance with then existing trust documents.)

                 (b)        The address of the Trust and the residence address of the trustees of the Trust is 907 West Madison Street, Hastings, Michigan 49058.

                 (c)        Stephen I. Johnson is retired. Formerly, he was the President and a Director of Hastings. Isabel Sage Johnson is a housewife and wife of Stephen I. Johnson.

                 (d)        During the last 5 years, neither of the two trustees of the Trust (Stephen I. Johnson or Isabel Sage Johnson) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, neither of the two trustees have been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Both trustees are U.S. citizens.

        3.      (a)        Isabel Sage Johnson.

                 (b)        907 West Madison Street, Hastings, Michigan 49058 (residence).

                 (c)        Housewife and wife of Stephen I. Johnson.

                 (d)        During the last 5 years, Isabel Sage Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, Isabel Sage Johnson has not been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Both trustees are U.S. citizens.

        4.      (a)        Isabel Sage Johnson Trust. (Revocable living trust created by Isabel Sage Johnson, of which Isabel Sage Johnson and Stephen I. Johnson are trustees. The trust is managed for the benefit and the direction of the settlor and may be amended by the settlor at any time during her lifetime. The trust becomes irrevocable upon the death of the settlor and is to be distributed or held in further trust in accordance with then existing trust documents.)

                 (b)        The address of the Trust and the residence address of the trustees of the Trust is 907 West Madison Street, Hastings, Michigan 49058.

                 (c)        Isabel Sage Johnson a is housewife and wife of Stephen I. Johnson. Stephen I. Johnson is retired. Formerly, he was the President and a Director of Hastings.

                 (d)        During the last 5 years, neither of the two trustees of the Trust (Isabel Sage Johnson or Isabel Sage Johnson) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, neither of the two trustees have been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Both trustees are U.S. citizens.

        5.      (a)        Mark R. S. Johnson.

                 (b)        514 West Green Street, Hastings, Michigan 49058 (residence).

                 (c)        Co-Chief Executive Officer, President/Marketing and Director of Hastings.

                 (d)        During the last 5 years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, Mr. Johnson has not been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Mr. Johnson is a U.S. citizen.

        6.     (a)        Mark R. S. Johnson Trust. (Revocable living trust created by Mark R.S. Johnson, who is the trustee. The trust is managed for the benefit and the direction of the grantor and may be amended by the grantor at any time during his lifetime. The trust becomes irrevocable upon the death of the grantor and is to be distributed or held in further trust in accordance with then existing trust documents.)

                 (b)        The address of the Trust and the residence address of the trustee of the Trust is 514 West Green Street, Hastings, Michigan 49058.

                 (c)        The trustee of the Trust, Mark R.S. Johnson, is Co-Chief Executive Officer, President/Marketing and Director of Hastings.

                 (d)        During the last 5 years, the trustee of the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, the trustee of the Trust has not been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        The trustee is a U.S. citizen.

        7.      (a)        Kathryn L. Johnson.

                 (b)        514 West Green Street, Hastings, Michigan 49508 (residence).

                 (c)        Housewife and wife of Mark R. S. Johnson (Co-Chief Executive Officer, President/Marketing and Director of Hastings).

                 (d)        During the last 5 years, Mrs. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, Mrs. Johnson has not been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Mrs. Johnson is a U.S. citizen.

        8.      (a)        Andrew F. Johnson

                 (b)        1006 West Clinton Street, Hastings, Michigan 49058 (residence).

                 (c)        Co-Chief Executive Officer, President/Operations and Director of Hastings.

                 (d)        During the last 5 years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, Mr. Johnson has not been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Mr. Johnson is a U.S. citizen.

        9.      (a)        Andrew F. Johnson Trust. Revocable living trust under agreement dated April 29, 1998 as to which Andrew F. Johnson is trustee. The trust is managed for the benefit and direction of the grantor and may be amended by the settlor at any time during his lifetime. The trust becomes irrevocable upon the death of the settlor and is to be distributed or held in further trust in accordance with their existing trust documents).

                 (b)        The address of the Trust and the residence address of the trustee of the Trust is 1006 West Clinton Street, Hastings, Michigan 49058.

                 (c)        The trustee of the Trust, Andrew F. Johnson, is Co-Chief Executive Officer, President/Operations and Director of Hastings.

                 (d)        During the last 5 years, the trustee of the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, the trustee of the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        The trustee is a U.S. citizen.

        10.    (a)        Patricia T. Johnson

                 (b)        1006 West Clinton Street, Hastings, Michigan 49058 (residence).

                 (c)        Housewife and wife of Andrew F. Johnson (Co-Chief Executive Officer, President/Operations and Director of Hastings).

                 (d)        During the last 5 years, Mrs. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, Mrs. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Mrs. Johnson is a U.S. citizen.

        11.    (a)        Patricia T. Johnson Trust. Revocable living trust under agreement dated April 29, 1998 as to which Patricia T. Johnson is trustee. The trust is managed for the benefit and direction of the settlor and may be amended by the settlor at any time during her lifetime. The trust becomes irrevocable upon the death of the settlor and is to be distributed or held in further trust in accordance with the existing trust documents).

                 (b)        The address of the Trust and the residence address of the trustee of the Trust is 1006 West Clinton Street, Hastings, Michigan 49058.

                 (c)        The trustee of the Trust, Patricia T. Johnson, is a housewife and the wife of Andrew F. Johnson (is Co-Chief Executive Officer, President/Operations and Director of Hastings).

                 (d)        During the last 5 years, the trustee of the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, the trustee of the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        The trustee is a U.S. citizen.

        12.    (a)        Aben E. Johnson Trust Under Will. (Testamentary trust created by father of Stephen I. Johnson as to which Hastings City Bank and Stephen I. Johnson are two of the three trustees. The trust corpus has been divided into four equal shares for benefit of Stephen I. Johnson, his brother and two sisters; and upon death of any of the four beneficiaries, then his or her share will past per stirpes to their lineal descendants).

                 (b)        The address of the Trust is c/o Hastings City Bank, Hastings, Michigan 49058. The residence address of Stephen I. Johnson, a trustee, is 907 West Madison Street, Hastings, Michigan 49058.

                 (c)        The principal business of Hastings City Bank is to conduct a general banking and trust business. Stephen I. Johnson is retired. Formerly, he was the President and a Director of Hastings.

                 (d)        During the last 5 years, neither of the two trustees who are signing this Schedule 13D (Hastings City Bank or Stephen I. Johnson) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e)        During the last 5 years, neither of the two trustees who are signing this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        Both of the trustees who are signing this Schedule 13D are U.S. citizens.

        13.    (a)        Anna Johnson Trust. (Irrevocable trust under agreement dated January 16, 1976 as to which Stephen I. Johnson, and Hastings City Bank are two of the three trustees. Present income beneficiaries are Stephen I. Johnson, Aben Johnson, Jr. and Agnes Blacklidge Nelson. Upon death of the present income beneficiaries, trust assets will be distributed in accordance with trust documents.)

                (b)        The address of the Trust is c/o Hastings City Bank, Hastings, Michigan 49058. The residence address of Stephen I. Johnson, a trustee, is 907 West Madison Street, Hastings, Michigan 49058.

                (c)        The principal business of Hastings City Bank is to conduct a general banking and trust business. Stephen I. Johnson is retired. Formerly, he was the President and a Director of Hastings.

                (d)        During the last 5 years, neither of the two trustees who are signing this Schedule 13D (Hastings City Bank or Stephen I. Johnson) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, neither of the two trustees who are signing this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Both of the trustees who are signing this Schedule 13D are U.S. citizens.

        14.   (a)        Anna Johnson Trust. (Irrevocable trust under agreement dated January 16, 1976 as to which Stephen I. Johnson and Hastings City Bank are two of the three trustees. The present income beneficiary is Barbara von Reis. Upon death of the present income beneficiary, trust assets will be distributed in accordance with trust documents.)

                (b)        The address of the Trust is c/o Hastings City Bank, Hastings, Michigan 49058. The residence address of Stephen I. Johnson, a trustee, is 907 West Madison Street, Hastings, Michigan 49058.

                (c)        The principal business of Hastings City Bank is to conduct a general banking and trust business. Stephen I. Johnson is retired. Formerly, he was the President and a Director of Hastings.

                (d)        During the last 5 years, neither of the two trustees who are signing this Schedule 13D (Hastings City Bank or Stephen I. Johnson) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, neither of the two trustees who are signing this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Both of the trustees who are signing this Schedule 13D are U.S. citizens.

        15.   (a)        Martha Johnson Fleming. (Stephen I. Johnson's daughter).

                (b)        159 Miller Road, Kinnelon, New Jersey, 07405.

                (c)        Mrs. Fleming is a married housewife.

                (d)        During the last 5 years, Mrs. Fleming has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, Mrs. Fleming has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Mrs. Fleming is a U.S. citizen.

        16.   (a)        Stephen Fraser Johnson. (Son of Stephen I. Johnson.)

                (b)        107 Ben Hogan Drive, Missoula, Montana 59803-2422

                (c)        Medical doctor.

                (d)        During the last 5 years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Mr. Johnson is a U.S. citizen.

        17.   (a)        SAMCO, Inc.

                (b)        1006 West Clinton Street, Hastings, Michigan 49058 (principal office).

                (c)        SAMCO's principal business activity is to serve as a personal family investment company for Stephen I. Johnson, Mark R. S. Johnson, and Andrew F. Johnson, who constitute the three members of SAMCO's board of directors. The President of SAMCO is Stephen I. Johnson; the Treasurer of SAMCO is Andrew F. Johnson; and the Secretary of SAMCO is Mark R. S. Johnson.

                (d)        During the last 5 years, none of SAMCO's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, SAMCO has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)        SAMCO is incorporated under Michigan law.

          18.  (a)        S&I Johnson Limited Partnership.

                (b)        1006 West Clinton Street, Hastings, Michigan 49058 (principal office).

                (c)        The principal business activity of S&I Johnson Limited Partnership is to serve as a personal family investment company for Stephen I. Johnson and Isabel Sage Johnson. SAMCO, Inc. (see paragraph 17 above) is the general partner of S&I Johnson Limited Partnership, and the two limited partners are the Stephen I. Johnson Trust (see paragraph 2 above) and the Isabel Sage Johnson Trust (see paragraph 4 above).

                (d)        During the last 5 years, none of the partners of S&I Johnson Limited Partnership has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, S&I Johnson Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        S&I Johnson Limited Partnership was formed under Delaware law.

        19.   (a)        The Stephen and Isabel Johnson Generation Trust. (Irrevocable trust under agreement dated October 7, 1999 as to which Mark R. S. Johnson and Andrew F. Johnson are trustees. Present income beneficiaries are Mark R. S. Johnson, Andrew F. Johnson, Stephen Fraser Johnson and Martha Johnson Fleming. Upon death of the present income beneficiaries, trust assets will be distributed in accordance with trust documents.)

                (b)        The address of the Trust is 1006 West Clinton Street, Hastings, Michigan. The residence address of Mark R. S. Johnson, a trustee, is 514 West Green Street, Hastings, Michigan 49058, and the residence address of Andrew F. Johnson, Jr., is 1006 West Clinton Street, Hastings, Michigan 49058.

                (c)        Mark R. S. Johnson, on of the trustees, is Co-Chief Executive Officer, President/Marketing and Director of Hastings. Andrew F. Johnson, the other trustee, is Co-Chief Executive Officer, President/Operations and Director of Hastings.

                (d)        During the last 5 years, neither of the two trustees (Mark R.S. Johnson or Andrew F. Johnson) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, none of the two trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Both trustees are U.S. citizens.

        20.   (a)        Thomas R. Taffee Trust. (Revocable living trust created by Thomas R. Taffee as to which Thomas R. Taffee is the trustee. The trust is managed for the benefit of and at the direction of the grantor and may be amended by the grantor at any time during his lifetime. The trust becomes irrevocable upon the death of the grantor and is to be distributed or held in further trust in accordance with then existing trust documents.)

                (b)        The address of the trust is c/o Thomas R. Taffee, 435 West Grant Street, Hastings, Michigan 49058 (residence).

                (c)        The principal occupation of Mr. Taffee is a retired pharmacist who previously practiced in Hastings, Michigan.

                (d)        During the last 5 years, Mr. Taffee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, Mr. Taffee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Mr. Taffee is a U.S. citizen.

        21.   (a)        Marguerite B. Taffee Trust. (Revocable living trust created by Marguerite B. Taffee as to which Marguerite B. Taffee is the trustee. The trust is managed for the benefit of and at the direction of the grantor and may be amended by the grantor at any time during her lifetime.

The trust becomes irrevocable upon the death of the grantor and is to be distributed or held in further trust in accordance with then existing trust documents.)

                (b)        The address of the Trust is c/o Marguerite B. Taffee, 435 West Grant Street, Hastings, Michigan 49058 (residence).

                (c)        The principal occupation of Mrs. Taffee is a housewife.

                (d)        During the last 5 years, Mrs. Taffee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)        During the last 5 years, Mrs. Taffee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)        Mrs. Taffee is a U.S. citizen.

Item 3.	Source and Amount of Funds.

        As indicated on line 4 of the cover pages to this Amendment No. 3 to Schedule 13D, the source of funds used was the reporting persons' personal funds.

Item 4.	Purpose of Transaction.

        The purpose of the Family Group is described in Item 2 above, the contents of which are here incorporated by reference.

        The members of the Family Group believe that it is in the best interest of Hastings and its shareholders that Hastings remain an independently owned corporation (as opposed to becoming a subsidiary of a conglomerate corporation) in order that it can continue to effectively compete in its lines of business, and to make the maximum return on its investment for the shareholders, and to best serve the interest of its employees and local community.

        Family Group members acquired and have held Hastings stock for investment purposes. Family Group members intend to oppose any attempt to take over or obtain control, directly or indirectly, of Hastings Manufacturing Company by any person, firm, partnership, or corporation, which would result in Hastings not remaining an independently owned corporation and which is not in the best interest of Hastings, its shareholders, employees, or the local community.

        The above-named persons, individually and as members of the Family Group, reserve the right to take whatever action is necessary or appropriate to oppose any takeover of Hastings

Manufacturing Company, including but not limited to (a) securing another person or group of persons to purchase a stock interest in Hastings or to render assistance to Hastings to prevent the takeover attempt; (b) to take any and all action necessary before the Department of Justice, the Federal Trade Commission, the Securities and Exchange Commission, or other governmental agencies or departments or to institute legal action in the courts; and (c) to purchase additional shares of Hastings stock, on the open market or by individually contacting shareholders, at whatever price the stock can be purchased (the above-named persons will use their personal funds to effectuate such purchase or Hastings stock).

        Further, the Family Group members have no plans or proposals which may relate or result in (but reserve the right to execute such plans or proposals in order to prevent a hostile takeover attempt): (a) the acquisition by any person or additional securities of Hastings or the disposition of securities of Hastings; (b) an extraordinary corporation transaction, such as a merger, reorganization, or liquidation, involving Hastings or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Hastings or any of its subsidiaries; (d) any change in the present directors or management of Hastings, including any plans or proposals to change the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Hastings; (f) any material change in Hastings' business or corporate structure: (g) changes in Hastings' charger, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Hastings by any person; (h) causing the class of the securities exchange or cease to be authorized or quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Hastings becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

        (a)        Ownership of Hastings common stock by Stephen I. Johnson Family Group members is as follows:

Name or Names of Member	Aggregate Number of Common Shares Beneficially Owned	Percent of Class

Stephen I. Johnson	227,218	29.9

Stephen I. Johnson Trust	0	0

Isabel Sage Johnson Trust	0	0

Isabel Sage Johnson	0	0

Mark R. S. Johnson	65,725	8.6

Mark R. S. Johnson Trust	56,815	7.5

Name or Names of Member		Aggregate Number of Common Shares Beneficially Owned		Percent of Class

Kathryn L. Johnson		1,350		0.2

Andrew F. Johnson		32,343		4.2

Andrew F. Johnson Trust		11,568		1.5

Patricia T. Johnson		5,621		0.7

Patricia T. Johnson Trust		5,621		0.7

Aben E. Johnson Trust Under Will		28,222		3.7

Anna M. Johnson Trust (FBO Stephen I. Johnson, Aben Johnson, Jr. and Agnes Blacklidge)		20,232		2.7

Anna M. Johnson Trust (FBO Barbara von Reis)		20,232		2.7

Martha Johnson Fleming		15,858		2.1

Stephen F. Johnson		15,390		2.0

SAMCO, Inc.		158,532		20.8

S&I Johnson Limited Partnership		158,532		20.8

The Stephen and Isabel Johnson Generation Trust		158,532		20.8

Thomas Taffee		21,000		2.8

Thomas Taffee Trust		21,000		2.8

Marguerite Taffee		9,000		1.2

Marguerite Taffee Trust		9,000		1.2

Stephen I. Johnson Family Group	Total	386,534	[1]	50.4

_______________________

        1Columns do not add because shares held in trust, by SAMCO and by S&I Johnson Limited Partnership are included in beneficial ownership of individual trustees or majority shareholders.

(b)	Name of Member	Ownership

Stephen I. Johnson	Sole Voting Power	0
	Shared Voting Power	227,218
	Sole Dispositive Power	0
	Shared Dispositive Power	227,218

Stephen I. Johnson Trust	Sole Voting Power	0
	Shared Voting Power	0
	Sole Dispositive Power	0
	Shared Dispositive Power	0

Isabel Sage Johnson	Sole Voting Power	0
	Shared Voting Power	0
	Sole Dispositive Power	0
	Shared Dispositive Power	0

Isabel Sage Johnson	Sole Voting Power	0
Trust	Shared Voting Power	0
	Sole Dispositive Power	0
	Shared Dispositive Power	0

Mark R. S. Johnson	Sole Voting Power	64,375
	Shared Voting Power	1,350
	Sole Dispositive Power	64,375
	Shared Dispositive Power	1,350

Mark R. S. Johnson Trust	Sole Voting Power	56,815
	Shared Voting Power	0
	Sole Dispositive Power	56,815
	Shared Dispositive Power	0

Kathryn L. Johnson	Sole Voting Power	1,350
	Shared Voting Power	0
	Sole Dispositive Power	1,350
	Shared Dispositive Power	0

Andrew F. Johnson	Sole Voting Power	26,722
	Shared Voting Power	5,621
	Sole Dispositive Power	26,722
	Shared Dispositive Power	5,621

Andrew F. Johnson Trust	Sole Voting Power	11,568
	Shared Voting Power	0
	Sole Dispositive Power	11,568
	Shared Dispositive Power	0

Patricia T. Johnson	Sole Voting Power	5,621
	Shared Voting Power	0
	Sole Dispositive Power	5,621
	Shared Dispositive Power	0

Patricia T. Johnson Trust	Sole Voting Power	5,621
	Shared Voting Power	0
	Sole Dispositive Power	5,621
	Shared Dispositive Power	0

Aben E. Johnson Trust	Sole Voting Power	28,222
Under Will	Shared Voting Power	0
	Sole Dispositive Power	28,222
	Shared Dispositive Power	0

Anna M. Johnson Trust	Sole Voting Power	20,232
(FBO Stephen I.	Shared Voting Power	0
Johnson, Aben Johnson,	Sole Dispositive Power	20,232
Jr. and Agnes Blacklidge)	Shared Dispositive Power	0

Anna M. Johnson Trust	Sole Voting Power	20,232
(FBO Barbara von	Shared Voting Power	0
Reis)	Sole Dispositive Power	20,232
	Shared Dispositive Power	0

Martha Johnson Fleming	Sole Voting Power	0
	Shared Voting Power	15,858
	Sole Dispositive Power	0
	Shared Dispositive Power	15,858

Stephen F. Johnson	Sole Voting Power	15,390
	Shared Voting Power	0
	Sole Dispositive Power	15,390
	Shared Dispositive Power	0

SAMCO, Inc.	Sole Voting Power	158,532
	Shared Voting Power	0
	Sole Dispositive Power	158,532
	Shared Dispositive Power	0

S&I Johnson Limited	Sole Voting Power	158,532
Partnership	Shared Voting Power	0
	Sole Dispositive Power	158,532
	Shared Dispositive Power	0

The Stephen and Isabel	Sole Voting Power	158,532
Johnson Generation Trust	Shared Voting Power	0
	Sole Dispositive Power	158,532
	Shared Dispositive Power	0

Thomas Taffee	Sole Voting Power	21,000
	Shared Voting Power	0
	Sole Dispositive Power	21,000
	Shared Dispositive Power	0

Thomas Taffee Trust	Sole Voting Power	21,000
	Shared Voting Power	0
	Sole Dispositive Power	21,000
	Shared Dispositive Power	0

Marguerite Taffee	Sole Voting Power	9,000
	Shared Voting Power	0
	Sole Dispositive Power	9,000
	Shared Dispositive Power	0

Marguerite Taffee Trust	Sole Voting Power	9,000
	Shared Voting Power	0
	Sole Dispositive Power	9,000
	Shared Dispositive Power	0

Stephen I. Johnson Family	Sole Voting Power	386,534
Group	Shared Voting Power	386,534
	Sole Dispositive Power	386,534
	Shared Dispositive Power	386,534

        (c)        During the last 60 days, no member of the Stephen I. Johnson Family Group has purchased or otherwise acquired Hastings common stock.

        (d)        Not applicable.

        (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Members of the Stephen I. Johnson Family Group ("Family Group"), identified in Item 2, agree that they believe it is in the best interest of Hastings and its shareholders that Hastings remain an independently owned corporation and have expressed their intention to collectively oppose any takeover attempt which would result in Hastings no longer remaining an independently owned corporation and which is not in the best interests of Hastings, its shareholders, employees, or the local community. This collective intent is expressed in the Shareholder Letter of Intent, signed by each member of the Stephen I. Johnson Family Group and attached hereto as Exhibit E. No other contracts, arrangements, understandings, or relationships (legal or otherwise) presently exist among the persons named in Item 2 or between such persons and any other person with respect to any Hastings stock

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Shareholder Letter of Intent, signed by members of the Stephen I. Johnson Family Group (incorporated by reference to Schedule 13D, Amendment No. 2 filed April 1, 1993) (SEC File Reference No. 005-03-816, Public Reference Branch, Washington, D.C.).

99.2	Powers of Attorney.

99.3	Joint Filing Agreement.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 3, 2000	/s/ Stephen I. Johnson* STEPHEN I. JOHNSON THE STEPHEN I. JOHNSON TRUST

Date: May 3, 2000	By /s/ Stephen I. Johnson* Stephen I. Johnson, Trustee

Date: May 3, 2000	By /s/ Isabel S. Johnson* Isabel S. Johnson, Trustee

Date: May 3, 2000	/s/ Isabel S. Johnson* ISABEL S. JOHNSON THE ISABEL S. JOHNSON TRUST

Date: May 3, 2000	By /s/ Isabel S. Johnson* Isabel S. Johnson, Trustee

Date: May 3, 2000	By /s/ Stephen I. Johnson* Stephen I. Johnson, Trustee

Date: May 3, 2000	/s/ Mark R. S. Johnson* MARK R. S. JOHNSON

THE MARK R. S. JOHNSON TRUST

Date: May 3, 2000	By /s/ Mark R. S. Johnson* Mark R. S. Johnson, Trustee

Date: May 3, 2000	/s/ Kathryn L. Johnson* KATHRYN L. JOHNSON

Date: May 3, 2000	/s/ Andrew F. Johnson* ANDREW F. JOHNSON

THE ANDREW F. JOHNSON TRUST

Date: May 3, 2000	By /s/ Andrew F. Johnson* Andrew F. Johnson, Trustee

Date: May 3, 2000	/s/ Patricia T. Johnson* PATRICIA T. JOHNSON

THE PATRICIA T. JOHNSON TRUST

Date: May 3, 2000	By /s/ Patricia T. Johnson* Patricia T. Johnson, Trustee

THE ABEN E. JOHNSON TRUST UNDER WILL

Date: May 3, 2000	By /s/ Stephen I. Johnson* Stephen I. Johnson, Trustee

Date: May 3, 2000	By: Hastings City Bank, Trustee By /s/ Randoulph L. Teegardin* Randoulph L. Teegardin Assistant Vice President and Trust Department Manager

THE ANNA M. JOHNSON TRUST

Date: May 3, 2000	By /s/ Stephen I. Johnson* Stephen I. Johnson, Trustee

Date: May 3, 2000	By: Hastings City Bank, Trustee By /s/ Randoulph L. Teegardin* Randoulph L. Teegardin Assistant Vice President and Trust Department Manager

THE ANNA M. JOHNSON TRUST

Date: May 3, 2000	By /s/ Stephen I. Johnson* Stephen I. Johnson, Trustee

Date: May 3, 2000	By: Hastings City Bank, Trustee By /s/ Randoulph L. Teegardin* Randoulph L. Teegardin Assistant Vice President and Trust Department Manager

Date: May 3, 2000	/s/ Martha Johnson Fleming* MARTHA JOHNSON FLEMING

Date: May 3, 2000	/s/ Stephen F. Johnson* STEPHEN F. JOHNSON

SAMCO, INC.

Date: May 3, 2000	By /s/ Stephen I. Johnson* Stephen I. Johnson, President

S&I JOHNSON LIMITED PARTNERSHIP

Date: May 3, 2000	By: SAMCO, Inc. By /s/ Stephen I. Johnson* Stephen I. Johnson, President

THE STEPHEN AND ISABEL JOHNSON GENERATION TRUST

Date: May 3, 2000	By /s/ Mark R. S. Johnson* Mark R. S. Johnson, Trustee

Date: May 3, 2000	By Andrew F. Johnson* Andrew F. Johnson, Trustee

THE THOMAS R. TAFFEE TRUST

Date: May 3, 2000	By /s/ Thomas R. Taffee* Thomas R. Taffee, Trustee

THE MARGUERITE B. TAFFEE TRUST

Date: May 3, 2000	By /s/ Marguerite B. Taffee* Marguerite B. Taffee, Trustee

*By /s/Thomas J. Bellgraph Thomas J. Bellgraph Attorney in Fact